TRAE O’NEIL HIGH LEGAL SERVICE PC

Licensed in Texas Only

(347) 663-8063

thigh@tohlspc.com

CORPORATE ● SECURITIES ● MERGERS & ACQUISITIONS ● CONTRACTS

May 26, 2022

Kurve Therapeutics, Inc.

Marc Giroux, CEO

16825 48th Ave West, Suite 434

Lynnwood, WA 98037

Re: Regulation A Offering

Dear Mr. Giroux:

In connection with the Regulation A offering dated on or about May 26, 2022 (the “Offering”) of the issuance and sale by Kurve Therapeutics, Inc. (the “Company”) of shares of common stock of the Company (the “Shares”), and up to 1,306,862 shares of common stock of the Company offered for resale by the selling shareholders (the “Resale Shares”), please accept this letter as my opinion as to the legality of the Shares and Resale Shares covered by the Offering Circular associated therewith.

We have examined such documents and such matters of fact and law that we have deemed necessary for the purpose of rendering the opinion set forth herein. As to questions of fact material to this opinion, we have relied on certificates or comparable documents of public officials and of officers and representatives of the Company. In rendering the opinion expressed below, we have assumed without verification the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of such copies.

Based on the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Shares have been duly authorized and, when sold, the Shares will be validly issued, fully paid and non-assessable under the laws of the State of Delaware,** in which the Company is incorporated. Furthermore, we are of the opinion that the Resale Shares being offered by the selling shareholders have been validly issued, fully paid and non-assessable.

Our opinion that any document is legal, valid and binding is qualified as to:

(a)	limitations imposed by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance, moratorium or other laws relating to or affecting the rights of creditors generally;

(b)	rights to indemnification and contribution, which may be limited by applicable law or equitable principles; and

(c)	general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief and limitation of rights of acceleration, regardless of whether such enforceability is considered in a proceeding in equity or at law.

This opinion letter is given as of the date hereof, and we express no opinion as to the effect of subsequent events or changes in law occurring or becoming effective after the date hereof. We assume no obligation to update this opinion letter or otherwise advise you with respect to any facts or circumstances or changes in law that may hereafter occur or come to our attention (even though the change may affect the legal conclusions stated in this opinion letter).

Very truly yours,

Trae O'Neil High Legal Services PC

Trae O'Neil High, Attorney

For the Firm

**Not licensed in the State of Delaware